Exhibit 99.1

MY Plans to Form Joint Venture with Huaneng Renewables on Wind Power Development

ZHONGSHAN, China, July 11, 2012 – China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced that it has signed a cooperative agreement (the “Agreement”) with Huaneng Renewables Corporation Limited (“Huaneng Renewables”) (HKEx: 0958), contemplating the establishment of a joint venture (the “Joint Venture”) specializing in the development of wind power and solar projects in China and overseas markets. Under the Agreement, the Joint Venture in contemplation will be controlled by Huaneng Renewables.

“We are glad to expand our partnership with Huaneng Renewables through the Agreement to form the Joint Venture,” said Chuanwei Zhang, Chairman and Chief Executive Officer of Ming Yang. “Huaneng Renewables is an established wind energy generator with a strong track record in wind farm development and operation in China. Partnering with Huaneng Renewables represents an important strategic development for Ming Yang and we look forward to the establishment of this Joint Venture as a pioneer in the industry to jointly develop quality wind farm projects in China.”

Gang Lin, Executive Director and President of Huaneng Renewables, said, “We are delighted about this cooperation. Ming Yang is a leading manufacturer in the wind industry, and has secured an abundance of prime wind resources in China. This cooperation will be of great importance for Huaneng Renewables’ acceleration of strategic development in the wind power industry.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2011.

For further information, please visit the Company’s website: ir.mywind.com.cn.

About Huaneng Renewables Corporation Limited

Huaneng Renewables Corporation Limited is a company incorporated in the PRC whose H shares are listed on the Main Board of the Stock Exchange (00958.HK). Huaneng Renewables Corporation Limited is the leading company which pure-play the renewable energy in the PRC primarily focusing on wind power generation.

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Beatrice Li

ir@mywind.com.cn

http://ir.mywind.com.cn

Fleishman-Hillard

Pamela Leung

+852-2530-0228

mingyang@fleishman.com

Huaneng Renewables Corporation Limited

Tao Zhu

tao_zhu@hneep.com.cn

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